Filed Pursuant to Rule 433
 Registration No. 333-208110
October 3, 2017

The following information is a Notice of Intended Changes to certain plan provisions under the LNL Agents'401(k) Savings Plan ("Plan"). For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus. Additionally, you may log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Service Center at 800-234-3500 for more information.

The Plan Sponsor intends to make the following changes to the Plan effective January 1, 2018:

Company Contributions

Basic Company Matching Contributions
•	Basic company matching contributions for ABGA Agents will increase to $1.00 for every $1.00 of pre-tax contributions or Roth contributions up to 6% of earnings;
•	Catch-up contributions will be matched for all eligible participants; and
•	Annual true-up contributions will be made to the Plan at year-end for all eligible participants.

Discretionary Company Matching Contributions
•	Discretionary company matching contributions, which may be made on behalf of LFA Planners, will be equal to a maximum of $0.50 per every $1.00 contributed to the Plan up to 6% of earnings.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Service Center at 800-234-3500.